UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Autoliv, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-12933	51-0378542
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Vasagatan 11, 7th floor, SE-111 20, Box 70381, SE-107 24 Stockholm, Sweden	N/A
(Address of principal executive offices)	(Zip Code)

Mats Wallin

+46 8 587 20 600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Autoliv, Inc. (the “Company”, “Autoliv”, “we”, “us” or “our”), after conducting a good faith reasonable country of origin inquiry that was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Region”) as required by Rule 13p-1, had reason to believe that columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Covered Minerals” or “Conflict Minerals”) used in one or more of the products it manufactures or contracts to have manufactured, where such Covered Minerals are necessary to such product(s) functionality or production, may have originated from the Covered Region and may not have been from recycled or scrap sources. As a result, the Company exercised due diligence on the source and chain of custody of its Covered Minerals as required by Rule 13p-1. The Company’s reasonable country of origin inquiry and due diligence measures are described in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Conflict Minerals Disclosure

Published Results. A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 13p-1 may be found publicly on our internet website at: http://www.autoliv.com/sustainability/pages/responsibilitybusinessconduct.aspx as well as the SEC’s EDGAR database at www.sec.gov.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, entitled “Risk Factors.”

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – EXHIBITS

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 1, 2015	/s/ Mats Wallin
Mats Wallin Chief Financial Officer